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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

874054 10 9
(CUSIP Number)

Robert Zack, Esq.
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200

D. E. Shaw Valence Portfolios, L.L.C.
Attn: Compliance Department
Tower 45, 39th Floor
120 West 45th Street
New York, NY 10036
(212) 478-0000

Peter Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

Andrew S. Paul, Esq.
Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831
(203) 863-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☒ (See explanatory note to this Schedule 13D)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

OppenheimerFunds, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	17,721,989 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	17,872,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person			17,872,949*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			24.5% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IA

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

D. E. Shaw Valence Portfolios, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

D. E. Shaw & Co., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IA, PN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.A.C. Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.A.C. Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Sigma Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	1,000,000

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	1,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			1.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CR Intrinsic Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,000,000

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			2.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Steven A. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	5,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	5,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			5,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			7.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tudor Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,183,233 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,183,233

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,183,233*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Paul Tudor Jones, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,475,946 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

James J. Pallotta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,475,946 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tudor Proprietary Trading, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	292,713 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	292,713

11	Aggregate Amount Beneficially Owned by Each Reporting Person			292,713*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Tudor BVI Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	543,659 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	543,659

11	Aggregate Amount Beneficially Owned by Each Reporting Person			543,659*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Raptor Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	2,617,307 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	2,617,307

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,617,307*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			3.6% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Altar Rock Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	22,267 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	22,267

11	Aggregate Amount Beneficially Owned by Each Reporting Person			22,267*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			Less than 0.1% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			PN

* The Group is deemed to beneficially own an aggregate of 33,623,971 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons on March 7, 2007 (the “Initial Statement”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 16, 2007 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on March 26, 2007 (“Amendment No. 2”). This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to report the developments described in Item 4 and the changes in the other items as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement, Amendment No. 1 or Amendment No. 2. The Schedule 13D is amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The information under the heading “OFI,” as amended and restated by Amendment No. 2, is amended and restated as follows:

OFI

OFI owns no Shares directly. All shares beneficially owned by OFI were acquired by its advisory clients, including investment companies and separately managed account clients, using, in the aggregate, approximately $350,541,960 (excluding commissions) of their own working capital or other resources.

Item 4.	Purpose of Transaction

The following information is added to Item 4:

Pursuant to the Agreement, each member of the Group attended the Annual Meeting, in person or by proxy, such that all Shares held by each such Group member and its affiliates (as to which the member had the right to vote) were represented at the Annual Meeting, and voted such Shares at the Annual Meeting, in person or by proxy, in favor of the election of six director candidates who were specified by the Agreement, and voted as set forth in the Agreement with respect to other actions. The Group’s director candidates were Michael Dornemann, Benjamin Feder, John F. Levy, Jon J. Moses, Michael James Sheresky and Strauss Zelnick.

Pursuant to the Agreement, the Group voted at the Annual Meeting in favor of proposal 2 listed in the Meeting Notice (a proposal to amend the Issuer’s Incentive Stock Plan to increase the number of Shares reserved for issuance thereunder by 2,000,000), in favor of proposal 3 listed in the Meeting Notice (a proposal to ratify the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for its fiscal year ending October 31, 2007), and against proposal 4 listed in the Meeting Notice (a stockholder proposal requesting that the Board’s Compensation Committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation).

On April 2, 2007, the Agreement terminated pursuant to its terms, and upon such termination the Group members intended to, and did, cease to be a group for all purposes, including for purposes of the Exchange Act. Pursuant to the rules of the SEC promulgated under the Exchange Act, on April 2, 2007 the Group was no longer deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which was filed as an exhibit to the Initial Statement.

Item 5.	Interest in Securities of the Issuer

(a)	The table in item 5(a) in Amendment No. 2 is amended to update the “Aggregate Number of Shares Owned” by OppenheimerFunds, Inc. as set forth below:

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)(2)	Notes
OppenheimerFunds, Inc. (2)	17,872,949	24.5%	Includes ownership reported for Oppenheimer Quest Opportunity Value Fund on Schedule 13D filed on March 12, 2007.

(b)	The table in Item 5(b) in Amendment No. 2 is amended to update the number of shares for OppenheimerFunds, Inc. as set forth below:

Name of Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
OppenheimerFunds, Inc.	None	17,721,989	None	17,872,949

(b)
The two paragraphs, as amended and restated in Amendment No. 2, immediately following the table in Item 5(b) in Amendment No. 1, as amended and restated by Amendment No. 2, are hereby deleted. Under the heading “D.E. Shaw Reporting Persons,” the last sentence of the first, third and fourth paragraphs are hereby deleted. Under the heading “SAC Reporting Persons,” the last sentence of the paragraph is hereby deleted.

(b)	The second paragraph under the heading “OFI” in Item 5(b) in Amendment No. 1, as amended by Amendment No. 2, is amended and restated as follows:

OFI owns no Shares directly. Pursuant to investment management agreements, OFI shares the investment and, in certain case, voting power with respect to securities held by its advisory clients, including investment companies and separately managed account clients. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, OFI may be deemed to beneficially own 17,872,949 Shares (constituting approximately 24.5% of the Shares outstanding).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information under the heading “SAC Reporting Persons” in Item 6 in the Initial Statement is amended and restated as follows:

SAC Reporting Persons:

The SAC Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, SAC Capital Associates and SAC Select currently have long economic exposure to 850,000 Shares and 78,462 Shares, respectively, and an affiliate of the SAC Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 34,400 Shares through such contracts. In addition, as of the date of the Initial Statement, S.A.C. MultiQuant Fund, LLC had 103,224 Shares on loan from a third party to cover an open short position in the same number of Shares. These contracts and arrangements do not give the SAC Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the SAC Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or arrangement or that may be held from time to time by any counterparties to such contracts or arrangements.

Note: The short economic exposure and short position disclosed above existed at the date of the filing of the Initial Statement but disclosure of such was inadvertently omitted from the Initial Statement.

Steven A. Cohen has granted a Power of Attorney in favor of the signatory hereto, among others, dated May 24, 2000, a copy of which is filed with this Schedule 13D as Exhibit 24.2.

Item 7: Items to be filed as Exhibits

Exhibit 99.5: Information concerning OFI

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Date: April 2, 2007	OPPENHEIMERFUNDS, INC.

	By:	/s/ CHRISTOPHER LEAVY
Name: Christopher Leavy Title: Senior Vice President

Date: April 2, 2007	D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D. E. Shaw & Co., L.P., as managing member

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: April 2, 2007	D. E. SHAW & CO., L.P.

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: April 2, 2007	DAVID E. SHAW

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic, Attorney-in-fact for David E. Shaw

Date: April 2, 2007	S.A.C. CAPITAL ADVISORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: April 2, 2007	S.A.C. CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: April 2, 2007	SIGMA CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: April 2, 2007	CR INTRINSIC INVESTORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: April 2, 2007	STEVEN A. COHEN

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum, Authorized Signatory

Date: April 2, 2007	TUDOR INVESTMENT CORPORATION

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: April 2, 2007	/s/ PAUL TUDOR JONES, II
PAUL TUDOR JONES, II

Date: April 2, 2007	/s/ JAMES J. PALLOTTA
JAMES J. PALLOTTA

Date: April 2, 2007	TUDOR PROPRIETARY TRADING, L.L.C.

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: April 2, 2007	THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its trading advisor

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: April 2, 2007	THE RAPTOR GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its investment adviser

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: April 2, 2007	THE ALTAR ROCK FUND L.P.

By: Tudor Investment Corporation, its general partner

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel